Form 11-K
For Annual Reports of Employee Stock Purchase, Savings and Similar Plans Pursuant to Section 15(d) of the Securities Exchange Act of 1934



07076187

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
OCT 19 2007
WASH. D.C.
186 SECTION

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end **December 31, 2006**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number: 1-12342

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Vodafone Americas Inc. Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Vodafone Group PLC (ADRs)
999 18th Street, Suite 1750
Denver, CO 80202

PROCESSED

NOV 06 2007

THOMSON FINANCIAL

Vodafone Americas Inc. Retirement Plan

Financial Statements as of December 31, 2006 and 2005, and for the Year Ended December 31, 2006, and Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

VODAFONE AMERICAS INC. RETIREMENT PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Vodafone Americas Inc. Retirement Plan
Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of Vodafone Americas Inc. Retirement Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Denver, Colorado
September 7, 2007

VODAFONE AMERICAS INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:		
Investments at fair value	$ 167,856,676	$ 163,714,143
Participant loans	111,455	143,206
Total assets	167,968,131	163,857,349
RECEIVABLES:		
Employer contributions	991	
Participant contributions	661	
Dividend receivable	593,003	611,587
Total receivables	594,655	611,587
NET ASSETS AVAILABLE FOR BENEFITS — Fair value	168,562,786	164,468,936
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	228,763	182,241
NET ASSETS AVAILABLE FOR BENEFITS — Contract value	$ 168,791,549	$ 164,651,177

See notes to financial statements.

VODAFONE AMERICAS INC. RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2006

CONTRIBUTIONS:	
Employer	$ 1,832,130
Participant	1,872,300
Rollovers	8,245
Total contributions	3,712,675
INVESTMENT INCOME:	
Net appreciation in fair value of investments	16,012,882
Dividends and interest income	9,544,426
Participant loan interest	7,025
Total investment income	25,564,333
DEDUCTIONS:	
Benefits paid to participants	25,135,886
Investment redemption fees	750
Total deductions	25,136,636
INCREASE IN NET ASSETS	4,140,372
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	164,651,177
End of year	$ 168,791,549

See notes to financial statements.

VODAFONE AMERICAS INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1. DESCRIPTION OF PLAN

The following description of the Vodafone Americas Inc. Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — Effective April 1, 1994, AirTouch Communications, Inc. ("AirTouch") adopted the AirTouch Communications Retirement Plan. As a result of the merger of AirTouch and Vodafone Group Plc in 1999, AirTouch became a subsidiary of Vodafone Group Plc and later changed its name to Vodafone Americas Inc. ("Vodafone" or the "Company").

The Plan is a defined contribution plan covering eligible employees of the Company and participating subsidiaries of the Company or its separate operating units participating in the Plan ("Participating Entity"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Investments in Vodafone Group Plc American Depository Receipts ("ADRs") are held through ownership in the Vodafone Group Plc Stock Fund.

Charles Schwab Retirement Plan Services is the recordkeeper of the Plan and manages participant accounts. Charles Schwab Trust Company ("CSTC") is the trustee of the Plan and manages Plan assets.

Eligibility — An employee is eligible to participate in the Plan if he or she is an employee of a Participating Entity and has completed three consecutive months of service. Employees are not eligible to participate if they are (a) covered by a collective bargaining agreement that does not provide for Plan participation, (b) employed by a Vodafone company that does not participate, (c) leased employees, or (d) nonresident aliens with no U.S. source income.

Salary Deferrals and Employee Contributions — New employees (after they meet the service requirements) are automatically enrolled in the Plan at a 2% of pay pretax contribution level unless they elect otherwise. The 2% pretax deduction is invested in the Schwab Market Track Growth Fund if the participant does not affirmatively elect another investment fund.

A participant may elect to contribute to the Plan in the amount of any whole percentage (not to exceed 16% (and not to exceed 10% on an after-tax basis for participants who qualify as highly compensated employees)) of compensation. Contributions may be designated as pretax deductions ("Salary Deferrals") or as after-tax deductions ("Employee Contributions"). Salary Deferrals were limited to $15,000 and $14,000 for 2006 and 2005, respectively. This maximum allowable pretax limit is subject to annual revision for cost-of-living increases.

Effective March 1, 2002, the Plan was amended to permit catch-up contributions. This Economic Growth Tax Relief and Reconciliation Act ("EGTRRA") feature allows 401(k) participants who are over age 50 or who reach age 50 during a calendar year to contribute additional amounts in pretax dollars to their accounts ($5,000 in 2006, amount to be indexed annually) above the maximum allowable pretax limit. Certain restrictions also apply.

Participating Entity Contributions — There are three types of Participating Entity contributions:

Basic Contributions — Each participant may receive an allocation of basic contributions equal to a percentage between 0% and 6% of compensation, depending on the rate selected by his or her Participating Entity. Basic contributions were 3% for all entities in 2006.

Matching Contributions — Each participant receives matching contributions of 100% for up to 6% of his or her Salary Deferrals and Employee Contributions. For this purpose, semi-monthly Salary Deferrals and Employee Contributions on behalf of each participant in excess of 6% of his or her compensation for such month are disregarded.

Variable Contributions — If a Participating Entity elects to make a variable contribution for a Plan year, each participant who was employed at the end of the Plan year or who has died, attained retirement status, or incurred a disability during such year will receive a variable contribution equal to a percentage of compensation determined by the Vodafone Group Plc Compensation Department. "Retirement status" means attaining any age with 30 years of service, age 50 with 25 years of service, age 55 with 20 years of service, or age 65 with 10 years of service. Variable contributions made during the year ended December 31, 2006, were $212,346.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's basic and matching contributions, and allocations of Company discretionary variable contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the current balance of the participant's vested account.

Investments — Contributions are remitted to CSTC, as trustee, for investments under the Plan. A participant may direct the investment of his or her account balance, including unvested matching contributions, in increments of 1%, in one of 12 investment options. A participant may, on a daily basis, change investment directions for future deductions and allocations of employee and employer contributions and may redirect the investment of his or her total account among the investment funds. Amounts must be transferred in 1% increments between investment options.

Vesting — Salary Deferrals, Employee Contributions, and the first 4% is a safe harbor matching contributions (effective January 1, 1999) are always fully vested.

Basic contributions, the last 2% of matching contributions, and variable contributions vest on the earliest of the completion of three years of service, death, disability, attainment of age 65 while employed, involuntary termination under the terms of the Company severance plan, or Plan termination.

A participant receives credit for one year of service for each calendar year in which at least 1,000 hours of service are completed. Employer contributions which are not yet vested are forfeited when the participant terminates employment.

If a participant ceases to be an employee before becoming 100% vested, the nonvested portion of his or her account balance is forfeited during the Plan year in which employment terminates. Forfeitures arising from Participating Entity contributions other than the variable contributions are applied in the following order:

- To restore allocations for participants improperly excluded from such allocations
- To restore forfeitures for reinstated employees
- To reduce future Participating Entity contributions.

Forfeitures arising from the variable contribution are reallocated when the variable contribution is credited to participants' accounts to reduce future basic and matching contributions.

Restoration of Forfeited Amounts — Forfeitures will be restored to a participant's account if the participant is reemployed before incurring a permanent service break (five consecutive calendar years during which the participant does not complete more than 500 hours of service in each calendar year). Reinstatement is made from other forfeitures of former employees of the Participating Entity which reemployed the participant.

Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

In-Service Withdrawals — The Plan provides for four types of participant withdrawals:

Employee Contributions Account and/or Rollover Account — Participants may withdraw all or part of their Employee Contributions account and/or rollover account for any reason. No basic contributions are allocated for six months following withdrawal.

Company Matching Contributions Account — Participants who are 100% vested may withdraw all or part of their matching contributions account except for the portion of their matching contributions account attributable to the first 4% of matching contributions made on or after January 1, 1999, which may not be withdrawn until the participant attains age 59-1/2. No basic contributions are allocated for six months following withdrawal.

Age 59-1/2 Withdrawal — Participants may withdraw from their Salary Deferrals account and their investment income earned prior to January 1, 1989, after they reach age 59-1/2. This is permitted only after the participant has withdrawn the maximum from his or her Employee Contributions account, rollover account, and vested matching contributions account. No suspension of basic contributions applies.

Hardship Withdrawal — Participants with financial hardship may withdraw from their Salary Deferrals account. Such withdrawals are permitted only after the participant has first taken a loan and has withdrawn the maximum from his or her Employee Contributions account, rollover account, and vested matching contributions account (except for the first 4% made on or after January 1, 1999). No basic contributions are allocated for six months following withdrawal.

In addition, all withdrawals are made pro rata from the various investment funds. Withdrawals made before the age of 59-1/2 are subject to tax penalty.

Distributions Upon Termination of Employment — If a participant terminates employment after he or she is fully vested, upon election, his or her account balance will be distributed in a single sum. In the case of the participant's death, a single sum will be distributed to the participant's beneficiary. If a participant terminates employment before he or she is fully vested, the vested portion of his or her account balance will be distributed in a single sum and the nonvested portion will be forfeited.

A participant or beneficiary may elect to receive the single sum distribution as of the 15th or last day of the month in which termination of employment or death occurs. If a participant's account balance exceeds $5,000, the participant or beneficiary may elect to receive the distribution on any later date but not later than April 1 following the calendar year the participant reaches the age of 70-1/2. A beneficiary may elect to receive the distribution on any later date but not later than five years after the participant's death. However, if the beneficiary is the participant's spouse, the beneficiary may elect to receive the distribution on the latest date that the participant could have elected to receive the distribution. If a participant's account balance does not exceed $5,000, the participant or his or her beneficiary will receive the distribution as of the close of the calendar month in which termination of employment or death occurs.

Forms of Distribution — A participant's vested account balance will be distributed in the form of a single lump sum in cash except that, if any portion of the account balance is invested in the Vodafone Group Plc Stock Fund, the participant may elect to receive that portion in whole shares of Vodafone Group Plc ADRs and cash for any fractional ADRs.

Acceptance of Tax-Free Rollovers — Eligible participants may rollover the taxable portion of an eligible rollover distribution from another tax-qualified plan or Individual Retirement Account ("IRA") by contributing all or part of that distribution in cash to the Plan. The rollover does not qualify for matching contributions.

Payment of Benefits — On termination of service, a participant may generally elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a 10-year period.

Forfeited Accounts — At December 31, 2006 and 2005, forfeited nonvested accounts totaled $417,841 and $24,642, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2006, employer contributions were reduced by $102,656 from forfeited nonvested accounts.

Reclassification — Certain reclassifications have been made in the 2005 financial statements to conform to the 2006 presentation. This includes reclassification of dividends receivable from investments to dividend receivable.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Adoption of New Accounting Guidance — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Payment of Benefits — Benefit payments to participants are recorded upon distribution.

3. INVESTMENTS

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2006 and 2005, are as follows:

	2006	2005
Common stock — Vodafone Group Plc Stock Fund, 12,251,909 shares and 15,871,013 shares, respectively	$ 34,109,492	$ 32,852,996
Common/collective trusts:		
Schwab Institutional Large Cap Growth Fund, 2,213,777 shares and 2,546,337 shares, respectively	23,930,925	25,514,301
Schwab Stable Value Select Fund, 1,066,004 shares and 1,071,032 shares, respectively (reported at contract value)	17,872,088	17,192,533
Mutual funds:		
Schwab S&P 500 Index Select Fund, 1,237,678 shares and 1,399,406 shares, respectively	27,105,155	26,938,562
Europacific Growth Fund, 379,066 shares and 337,553 shares, respectively	17,649,317	13,873,439
Schwab Market Track Growth Fund, 619,817 shares and 728,232 shares, respectively	11,850,903	12,496,466
Schwab Small Cap Index Fund, 458,103 shares and 503,150 shares, respectively	10,747,100	11,527,159

During the year ended December 31, 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$ 4,680,086
Common/collective trusts	3,653,316
Mutual funds	7,600,342
Personal Choice Retirement Fund (self-directed account)	79,138
	$ 16,012,882

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of common/collective trusts and mutual funds managed by CSTC. CSTC is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan held 12,251,909 and 15,871,013 shares, respectively, of common stock of Vodafone Group Plc, the sponsoring employer, with a cost basis of $21,936,861 and $29,157,140, respectively. During the year ended December 31, 2006, the Plan recorded dividend income of $5,344,281.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated September 30, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. SUBSEQUENT EVENTS

Effective January 1, 2007, the Plan was amended as follows:

The name of the Plan was changed to the Vodafone U.S. Retirement Plan. The California branch of Vodafone Asia Pacific Limited was deemed a participating entity in the Plan. The employee pretax and after-tax deferral maximum was increased from 16% to 100% of eligible compensation. A year-end true-up contribution was added to ensure that all participants who contribute the full pretax limit ($15,500 in 2007) receive the entire 6% employer matching contribution. Forfeitures of unvested employer contributions will be performed one year after termination of employment. The automatic enrollment deferral rate was increased from 2% to 6%. The Plan no longer allows more than two loans of any type. For employees 50 years old or over, catch-up contributions were made available for election. In-service withdrawals at age 59-1/2 are now permitted for all accounts. In-service withdrawals before age 59-1/2 will only be allowed for employee deferral/contributions, the nonsafe harbor employer match (2%) and after-tax deferrals. Pretax salary deferrals will be suspended for 6 months following a hardship withdrawal.

* * * * * *

SUPPLEMENTAL SCHEDULE

VODAFONE AMERICAS INC. RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(e) Current Value **
*	Schwab Institutional Large Cap Growth Fund	Common/collective trust	$ 23,930,925
*	Schwab Institutional Large Cap Value Fund	Common/collective trust	6,757,131
*	Schwab Stable Value Select Fund	Common/collective trust	17,872,088
	Europacific Growth Fund	Mutual fund	17,649,317
	Oppenheimer Main St Small Cap Fund	Mutual fund	674,800
	Pimco Total Return — Admin Class Fund	Mutual fund	7,134,714
*	Schwab Market Track Balanced Fund	Mutual fund	7,775,632
*	Schwab Market Track Conservative Fund	Mutual fund	1,798,926
*	Schwab Market Track Growth Fund	Mutual fund	11,850,903
*	Schwab S&P 500 Index Select Fund	Mutual fund	27,105,155
*	Schwab Small Cap Index Fund	Mutual fund	10,747,100
*	Vodafone Group Plc Stock Fund	Common stock	34,109,492
*	Personal Choice Retirement Fund	Self-directed brokerage account	679,256
*	Loan Fund	Participant loans (maturing 2007–2010 at interest rates of 8%–9%)	111,455
			$ 168,196,894

* Party-in-interest.

** Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Vodafone Americas Inc. Retirement Plan
(Name of Plan)



Date October 11, 2007

Jeff Bloszies, President and Chief Financial Officer

Exhibit Index

Description

Consent of Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement no. 333-81825 of Vodafone Airtouch Public Limited Company on Form S-8 of our report dated September 7, 2007, appearing in the Annual Report on Form 11-K of Vodafone Americas Inc Retirement Plan for the year ended December 31, 2006.

Deloitte & Touche LLP

Denver, Colorado
September 7, 2007

END